                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 11-K

   X       ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
-------    SECURITIES EXCHANGE ACT OF 1934

           For the year ended December 31, 2001

                           OR

           TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
-------    SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ____ to ____


Commission file number 1-4448


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Baxter Healthcare Corporation of
                     Puerto Rico Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Baxter International Inc.
                               One Baxter Parkway
                               Deerfield, IL 60015
                                 (847) 948-2000

BAXTER HEALTHCARE
CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2001 and 2000

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2001 and 2000
--------------------------------------------------------------------------------


                                                                           Page

Financial statements:
---------------------

Report of Independent Accountants .........................................  1

Statement of Net Assets Available for
 Benefits as of December 31, 2001 and 2000 ................................  2

Statement of Changes in Net Assets
 Available for Benefits for the years ended
 December 31, 2001 and 2000 ...............................................  3

Notes to Financial Statements .............................................  4-8

Supplemental Schedule:*
-----------------------

Exhibit I - Schedule of Assets Held
for Investment Purposes as of December 31, 2001 ...........................  9



* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Participants and Administrative Committee of the Baxter Healthcare Corporation of Puerto Rico
Savings and Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
San Juan, Puerto Rico
May 31, 2002

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Statement of Net Assets Available for Benefits
As of December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                                    2001            2000

Assets:
  Investments, at fair value:
    Investments                                                 $18,565,544     $16,799,918
    Participants' loans                                           1,514,979         172,045
  Cash                                                               14,237           3,750
  Receivables:
    Employer's contribution                                          79,026               -
    Participants' contribution                                      161,470               -
    Other - loan repayments not yet paid by paricipants              54,284               -
                                                                -----------     -----------

        Total assets                                             20,389,540      16,975,713

Liabilities:
  Refunds and forfeitures due to employer                               688           4,165
                                                                -----------     -----------
        Net assets available for benefits                       $20,388,852     $16,971,548
                                                                ===========     ===========

   The accompanying notes are an integral part of these financial statements.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits
Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------


                                                                    2001           2000
Additions to net assets attributed to:

Investment income:
  Net appreciation in fair value of assets                      $   217,365    $    46,053
  Interest and dividends                                            106,161         28,033
                                                                -----------    -----------

                                                                    323,526         74,086
                                                                -----------    -----------
Contributions:
  Employer's contributions                                        1,423,016      1,455,140
  Participants' contributions                                     2,938,943      2,997,136
                                                                -----------    -----------

                                                                  4,361,959      4,452,276
                                                                -----------    -----------

        Total additions                                           4,685,485      4,526,362
                                                                -----------    -----------

Deductions from net assets attributed to:
  Benefits paid                                                   1,033,214      1,800,376
  Transfers to other plans                                                -      3,783,061
  Administrative expenses                                           234,967        170,304
                                                                -----------    -----------

        Total deductions                                          1,268,181      5,753,741
                                                                -----------    -----------

        Net increase (decrease)                                   3,417,304     (1,227,379)

Net assets available for benefits:
  Beginning of year                                              16,971,548     18,198,927
                                                                -----------    -----------
  End of year                                                   $20,388,852    $16,971,548
                                                                ===========    ===========

   The accompanying notes are an integral part of these financial statements.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------


1.   General Description of the Plan

     The following brief description of Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     General

     The Plan is a defined contribution plan which became effective on January 1, 1998. The Plan covers substantially all employees of Baxter Healthcare Corporation of Puerto Rico, Baxter Sales and Distribution Corporation and Baxter Pharmacy Services Corporation (collectively, the "Company") who have one month of service. Baxter Healthcare Corporation of Puerto Rico is the sponsor of the Plan. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico and the United States Internal Revenue Code ("IRS"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions

     Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 10% of their pre-tax monthly compensation, limited to a maximum of $8,000 a year. The Company matches a participant's savings contributions at the rate of 50 cents for each dollar of a participant's pre-tax contribution, up to a maximum of 6% of a participant's compensation. The Company may make additional distributions in such amounts as the Company may determine.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The net income of the Plan is posted to the participant's accounts on a quarterly basis.

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions portion of their accounts plus actual earnings thereon is based on years of service. The contributions vest in accordance with the following vesting schedule:

                Years of Service                        Vesting %

                        1                                  20
                        2                                  40
                        3                                  60
                        4                                  80
                        5 or more                         100

     Employees are fully vested in the Company's matching contributions account, regardless of years of service with the Company, upon attaining age 65 or becoming disabled in accordance with the provisions of the Plan or die while employed by the Company.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     Participants' Loans

     Effective January 1, 2001, participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at prime rate, at the last day of the month prior to loan request, plus one percent. Principal and interest are paid through monthly payroll deductions.

     Forfeitures

     The portion of any participant's matching contribution account which is not vested will become a forfeiture upon such participant's termination of employment and will be applied to reduce future Company's matching contributions on a periodic basis. Forfeitures for the years ended December 31, 2001 and 2000 amounted to $15,112 and $19,254, respectively.

     Investment Options

     The Plan has the following investment funds:


           Fund:                      Description:

     Stable Income Fund         The Fund invests in fixed income securities
                                with a book value guarantee.

     Composite Fund             The Fund invests in stocks of U.S. companies
                                and government and corporate bonds.

     General Equity Fund        The Fund invests in stocks from U.S. companies
                                that are considered to have growth potential.

     S&P 500 Equity Index Fund  The Fund attempts to duplicate the performance of the Standard and Poor's 500 Index, which consists of the stocks of 500 of the largest companies in the U.S.

     Small Cap Fund             The fund invests in small U.S. Companies that
                                are considered to have growth potential.

     International EAFE         The Fund invests in equities of large companies
     Equity Index Fund          in Europe, Australia and the Far East.


     Baxter Common Stock Fund   The primary investment of this fund is in
                                Baxter International Inc. Common Stock.

     Edwards Lifesciences       The primary investment of this fund is in
     Common Stock Fund          Edwards Lifesciences Corporation Common Stock.

     Participants may change their investment options quarterly.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     Participants are allowed to make investment election changes quarterly to transfer balances out of Edwards Lifesciences Common Stock Fund into other funds, but are not allowed to transfer existing account balances or to make contributions into the Edwards Lifesciences Common Stock Fund.

     Payments of Benefits

     Plan participants can not request withdrawals from the Plan unless they are 59 1/2 years old or incur a financial hardship. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal only from his or her contributions. On termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum amount equal to their entire account balance or installment payments. On termination of service due to other reasons, participants are entitled to receive their vested account balance. In the case of a participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

     Plan Expenses and Administration

     Banco Popular de Puerto Rico and State Street Bank and Trust Company serve as trustees for the Plan.

     The Administrative Committee is responsible for the general administration of the Plan and for carrying out the provisions thereof. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter International Inc. ("Baxter"), the Company's parent.

     All expenses of the Plan are paid from assets of the Plan.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Investments Valuation and Income Recognition

     Shares of registered investment companies are valued at quoted market prices which represent their net asset value at year end. Baxter common stock and Edwards common stock are valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments. The financial statements reflect the net appreciation in the fair value of the Plan's investments. This net appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

     Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date.

     Contributions

     Employee and Company matching contributions are recorded in the plan year period in which the Company makes the payroll deductions from the participant's earnings.

     Transfer of Assets to Other Plans

     Company employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury or by the IRS.

     Payment of Benefits

     Benefits are recorded when paid.

3.   Investments

     The following presents the Plan's investments that represent five percent or more of the Plan's net assets at December 31:


                                                                         2001                           2000
                                                                 # of                            # of
                                                                Shares         Amount           Shares         Amount
        Fund options:
          Stable income                                         991,825      $3,578,274         845,499      $2,866,466
          Composite                                             325,214       1,894,025         422,321       2,405,485
          General Equity                                        197,434       1,653,452         260,344       2,250,576
          S&P 500 Equity Index                                1,421,966       3,442,148       2,212,930       6,135,409
          Common stock - Baxter International Inc.              818,258       7,155,189         292,735       2,086,689
          International EAFE Equity Index Fund                  520,859         576,340         625,734         888,270

     During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $217,365 and $46,053, respectively, as follows:

                                            2001              2000

        Common stock                    $  967,750        $  514,881
        Mutual funds                      (750,385)         (468,828)
                                        ----------        ----------
                                        $  217,365        $   46,053
                                        ==========        ==========

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

4.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

5.   Tax Status

     The Puerto Rico Treasury Department has determined and informed the Company that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes. The Company obtained a favorable determination letter from the Internal Revenue Service stating that the Plan is in compliance with the Internal Revenue Code regulations. The Plan has been amended since receiving the determination letters. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable tax requirements. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     The Plan participants are not taxed on the income and contributions made to their accounts until such time as the participant or the participant's beneficiary receives distributions from the Plan.

6.   Transfer of Assets

     Included in total transfers to other plans for the year ended December 31, 2000, are net assets of $3,783,061, which were transferred to Edwards Lifesciences Savings and Investment Plan due to the spin-off of Baxter's Cardiovascular division into Edwards Lifesciences Corporation.

7.   Related Parties

     At December 31, 2001 and 2000, the Plan held shares of common stock of Baxter, the Company's parent and units of participation in certain investment funds of State Street Bank and Trust Company, one of the Plan's Trustees. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

8.   Risks and Uncertainties

     The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

                                                           SUPPLEMENTAL SCHEDULE
                                                                       EXHIBIT I

BAXTER HEALTHCARE CORPORATION OF PUERTO RICO
SAVINGS AND INVESTMENT PLAN
Schedule of Assets Held for Investment Purposes as of December 31, 2001 (Schedule H, Part IV, Line 4i on Form 5500)
--------------------------------------------------------------------------------

            Identity of issuer                     Description of             Current Value
                                                    Investment
* State Street Bank and Trust Company:
    Stable Income Fund                            991,825.14 units           $   3,578,274

    Composite Fund                                325,214.028 units              1,894,025

    General Equity Fund                           197,433.935 units              1,653,452

    S&P 500 Equity Index Fund                     1,421,966.386 units            3,442,148

    International EAFE Equity Index Fund          520,859.31 units                 576,340

    Small Cap Fund                                19,171.891 units                 199,462

* Baxter Common Stock                             Common stock - 818,257.567     7,155,189

  Edwards Lifesciences Common Stock               Common stock - 3,342.10           66,654

* Participants' Loans                             Maturing - 1/1/02 to 2012
                                                    7% to 11%                    1,514,979

* Banco Popular de Puerto Rico                    Bank account                      14,237
                                                                             -------------
                                                                             $  20,094,760
                                                                             =============

* Party in-interest

                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                 BAXTER HEALTHCARE CORPORATION OF
                                 PUERTO RICO SAVINGS AND INVESTMENT PLAN





Date:   June 26, 2002            By:      /S/ Brian P. Anderson
                                          ---------------------
                                          Brian P. Anderson
                                          Senior Vice President and
                                          Chief Financial Officer

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 2-82667, 2-86993, 2-97607, 33-8812, 33-8813,
33-15523, 33-15787, 33-28428, 33-33750, 33-54069, 333-43563, 333-47019,
333-71553, 333-80403, 333-88257, 333-48906 and 333-62820) of Baxter
International Inc. of our report dated May 31, 2002 relating to the financial statements of Baxter Healthcare Corporation of Puerto Rico Savings and Investment Plan, which appears in this Form 11-K.




PricewaterhouseCoopers LLP

San Juan, Puerto Rico
June 26, 2002